Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-221419

October 2, 2018

Final Term Sheet

DCP Midstream, LP

4,000,000 7.95% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per unit)

The information in this final term sheet supplements the preliminary prospectus supplement of DCP Midstream, LP, dated October 2, 2018 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer	DCP Midstream, LP (“DCP”)

Security Ratings (Moody’s / S&P / Fitch)*	B1/B/BB-

Trade Date	October 2, 2018.

Settlement Date	October 4, 2018 (T+2).

Securities Offered	7.95% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series C Preferred Units”).

Number of Units	4,000,000 Series C Preferred Units.

Number of Option Units	600,000 Series C Preferred Units.

Public Offering Price	$25.00 per Series C Preferred Unit; $100,000,000 total (assuming no exercise of the option to purchase additional Series C Preferred Units).

Net Proceeds	Approximately $96.1 million (assuming no exercise of the option to purchase additional Series C Preferred Units and after deducting underwriting discounts and estimated offering expenses).

Maturity	Perpetual (unless redeemed by DCP on or after October 15, 2023, or in connection with a Ratings Event or a Change of Control Triggering Event).

Liquidation Preference	$25.00 plus accumulated and unpaid dividends (subject to adjustment for any splits, combinations, or similar adjustment to the Series C Preferred Units).

Distribution Payment Dates and Record Dates

Quarterly in arrears on the 15th day of January, April, July and October of each year (each a “Distribution Payment Date”) to holders of record as of the close of business on the first Business Day of the month of the applicable Distribution Payment Date.

The pro-rated initial distribution on the Series C Preferred Units offered hereby will be payable on January 15, 2019 in an amount equal to approximately $0.5576 per Series C Preferred Unit. If any Distribution Payment Date falls on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions.

Distribution Rate	The initial distribution rate for the Series C Preferred Units from and including the date of original issue to, but not including, October 15, 2023 will be 7.95% per annum of the $25.00 liquidation preference per unit (equal to $1.9875 per unit per annum). On and after October 15, 2023, distributions on the Series C Preferred Units will accumulate at a percentage of the $25.00 liquidation preference equal to an annual floating rate of the three-month LIBOR plus a spread of 4.882%.

Optional Redemption

At any time prior to October 15, 2023, within 120 days after the conclusion of any review or appeal process instituted by DCP following the occurrence of a Ratings Event (as defined below), DCP may, at its option, redeem the Series C Preferred Units in whole, but not in part, at a redemption price in cash per Series C Preferred Unit equal to $25.50 (102% of the liquidation preference of $25.00), plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date fixed for redemption, whether or not declared.

At any time on or after October 15, 2023, DCP may redeem, in whole or in part, the Series C Preferred Units at a redemption price of $25.00 per Series C Preferred Unit, plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of redemption, whether or not declared.

Upon the occurrence of a Change of Control Triggering Event, DCP may, at its option, redeem the Series C Preferred Units, in whole or in part, within 120 days after the first date on which such Change of Control Triggering Event occurred, by paying $25.00 per Series C Preferred Unit, plus all accumulated and unpaid distributions to, but not including, the redemption date, whether or not declared.

Any such redemptions would be effected only out of funds legally available for such purpose and will be subject to compliance with the provisions of DCP’s outstanding indebtedness.

Change of Control Conversion Right Unit Cap	1.2225

CUSIP/ISIN	23311P 308 / US23311P3082

Joint Book-Running Managers	RBC Capital Markets, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers	Citigroup Global Markets Inc. BB&T Capital Markets, a division of BB&T Securities, LLC

Listing	DCP intends to file an application to list the Series C Preferred Units on the NYSE under the symbol “DCP PRC”. If the application is approved, trading of the Series C Preferred Units on the NYSE is expected to commence within 30 days after their original issue date.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by the issuer. This communication does not constitute an offer to sell the Series C Preferred Units and is not soliciting an offer to buy the Series C Preferred Units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a base prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement for this offering, the issuer’s base prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling RBC Capital Markets, LLC at (866) 375-6829, Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322, J.P. Morgan Securities LLC at (212) 834-4533 or Wells Fargo Securities, LLC at (800) 645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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